EXHIBIT 99.1

News for Immediate Release

Electrovaya Provides a Business Update

Improved operational efficiency with increased manufacturing capacity; expansion of engineering capabilities; product updates; management open market share purchases

Toronto, Ontario – September 21, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced a business update.

Canadian Manufacturing Site Upgrades and Capacity Increase

Electrovaya has made incremental improvements in its manufacturing process, equipment and facilities over the last several months that have led to increased capacity and efficiency. The Company believes that the overall manufacturing capacity at its 6688 Kitimat Road location in Mississauga, Ontario has nearly doubled year to date, with an annual capacity of approximately US$130 million of battery systems. Given the capacity improvements, the Company continues to operate a single shift to meet its production goals. The Company believes that there are further optimizations available, including through additional automation and equipment, and intends to pursue these opportunities. Electrovaya has applied for Canadian government funding to support these potential further investments.

Expansion of Engineering Capabilities

Electrovaya is growing its engineering capabilities significantly. The Company expects that its engineering staffing will increase by approximately 50% in 2023, with most of the targeted additions on-boarded over the past three months. The additional staff brings expertise in many engineering disciplines, including firmware, software, mechanical engineering, industrial engineering and electrical engineering. With the expanded team, Electrovaya expects to have the capability to execute on additional OEM projects for both low-voltage and high-voltage applications, and to develop new products, from battery systems to value added software. The Company is also planning to hire additional staff to support cell manufacturing activities, and recently hired a General Manager for its Jamestown, New York facility.

Product and Project Updates

Electrovaya continues to execute on growing deliveries in the material handling vehicle industry. The Company recently made shipments to Australia, received its first orders from Asia, and received a new order from its largest Fortune 100 end user, which already uses the Company’s batteries at 14 of its facilities and now plans to use them in a 15th. There continues to be strong interest in Electrovaya’s newest high voltage offerings and are targeting the transit, mining, defense and other heavy duty vehicle applications. The Company is on track to ship its first pre-production systems this calendar year.

Management Share Purchases

Electrovaya’s management team remains confident in the Company’s ability to execute on its strategy and continue to build a strong and sustainable growth trajectory. Both Dr. Raj DasGupta, CEO, and John Gibson, CFO, have recently purchased shares on the open market, underscoring their confidence in the Company.

For more information, please contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding planned growth, manufacturing capacity, manufacturing efficiency and further optimization, engineering and development capabilities including additional engineering staffing, planned production in Jamestown New York, ability to produce US$130 million of battery systems out of the Kitimat manufacturing site, overseas demand, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labor shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2022 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.